BlackRock Municipal Income Investment Trust
(formerly BlackRock Florida Municipal Income Trust)

77D(g)

Policies with respect to security investments

Effective September 12, 2008, the Board of Directors of BlackRock Florida Municipal Income Trust (the “Fund”) approved the following change in the Fund’s non-fundamental investment policies:

Old Investment Guideline

Under normal market conditions, the Fund is required to invest at least 80% of its total assets in Florida municipal bonds.

New Investment Guideline

Under normal market conditions, the Fund is required to invest at least 80% of its total assets in municipal bonds. There is no longer a restriction with respect to Florida municipal bonds.